




Investment Type: Regulation CF

Minimum Investment: $397.85

Investment Amount

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Offering at a Glance:

- CubCrafters is the industry's leading designer, manufacturer and innovator of adventure aircraft in the world.

- Nine aircraft models are currently in production, spanning four certification categories. Each model is available with customizable options including landing gear and avionics. All our aircraft are designed and manufactured in our facilities in Yakima, WA, USA.

- More than half the demand for backcountry aircraft is International, and represents a very significant opportunity for future growth as only 10% of current sales are outside the US. The Light-Sport aircraft market is expected to grow from $8.1 billion in 2021 to $12.36 billion in 2027.

- In 2018, our XCub received international certifications in Europe (EASA), Japan (JCAB), Canada (TCCA), and Australia (CASA).

- Our aircraft are known for their STOL performance, remarkable flight characteristics, exceptional comfort and ergonomics, unmatched range and the latest technology in engines and avionics.

- We believe in a Lifetime-of-Ownership philosophy that delivers comprehensive customer service; from facilitating pilot training and builder-assist programs to pre-owned sales and ongoing product enhancements.

- Our rapid R&D cycle combined with a history of innovation has opened up our target audience to 100% of the fixed-wing market. Constant innovation and R&D efforts have yielded multiple patents, with testing and development ongoing.



The company was started in 1980 by Jim Richmond, who began by modifying and enhancing Super Cub airplanes. He believed that the potential performance of the SuperCub had never been realized and created CubCrafters to refine the airplane platform to make it stronger, safer and easier to fly.

Today, CubCrafters is the only aircraft manufacturer that builds in four distinct industry segments. We build FAA-Certified airplanes, light-sport aircraft, to ASTM international standards, amateur builder-assisted and amateur built airplane kits. True to our American heritage, all of our airplanes are built by our more than 200 employees in Yakima, WA encompassing 14 facilities in 11 buildings.

OVERVIEW



The growing backcountry/adventure airplane segment continues to gain in interest and popularity. Among aviation enthusiasts, CubCrafters is an iconic brand whose reputation for quality, durability and innovation is unmatched in its peer group.

Unlike conventional airplanes that require long runways and airports, CubCrafters aircraft cand without runways in areas of reduced accessibility. These aircraft deliver much of the functionality of a helicopter at a fraction of the cost.

In addition to recreation, CubCrafters aircraft are used for natural resource management, search and rescue missions, animal conservation and more. US Government agencies have been using our aircraft since 2003 including the US Airforce Flight Academy, the US Airforce Research Laboratory, the Department of the Interior and the US Department of Agriculture. In fact. we have recently signed a multi-year contract to provide our flagship CC19 XCub for a government fleet modernization initiative with first deliveries expect in summer 2023.

We offer Certified aircraft that are manufactured in our facilities, builder-assist airplanes that are assembled in our plant with the direct participation of the customer, airplane kits that are assembled by the customer, pre-owned aircraft, typically from customers trading up, parts sales and repair and alteration services.

PRODUCTS AND SERVICES



THE TEAM





PATRICK HORGAN
CHIEF EXECUTIVE OFFICER, PRESIDENT AND DIRECTOR OF THE BOARD

-More than 30 years of experience in leadership, design, and manufacturing in the commercial, military, and General Aviation industries..

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BRAD DAMM
VICE PRESIDENT, MEMBER OF BOARD OF DIRECTORS

-More than 20 years of experience in leading high-performing sales teams- Responsible for overseeing sales, marketing, and brand managem

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About the Team:

We have a team of more than 200 employees who are dedicated to their craft and have a long-standing with the company. Comprising comprehensive manufacturing facilities with a Production Certificate from the FAA, our team is organized by departments for Quality Assurance, Production, Material Control . . . . .

READ MORE

Q&A WITH FOUNDER

WHAT IS A "BACKCOUNTRY AIRCRAFT"?	
WHAT IS A "KIT AIRCRAFT"?	
WHAT IS "BUILDER-ASSIST"?	

TERM SHEETS

Offering Minimum:
$10,000.00

Offering Maximum:
$5,000,000.00

Minimum Investment Amount (per investor):
$397.85

Offering Type:
Equity

Security Name:
Series A Preferred Stock (Voting-Rights)

Price per Share:
$5.45

CubCrafters Diligence Report.

FINANCIAL DISCUSSION

CubCrafters is a profitable company that has been self-funded since its inception in 1980. Current revenue is derived from sales of production and builder-assist aircraft, aircraft kits, aftermarket services, parts sales, and pre-owned aircraft sales. Refer to Form C for Financial Statements and more information. Investors will be obtaining Series A preferred Stock, which can be converted to Class A common Stock with one vote on all matters brought before the shareholders. The holders of the Common Stock shall be entitled to receive, on a pari passu basis, (i) any dividends as may be declared from time to time by the Board of Directors and (ii) in the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any senior Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders.

MARKET LANDSCAPE

The aviation sector of the transportation industry comprises commercial, private, and military segments. General Aviation (GA) is normally the designated market used to define all civil aviation operations except for commercial air transport (airliners). GA represents the private transport and recreational components of aviation, with some crossover to the military when civil aircraft are used in such capacity. CubCrafters is considered a prominent OEM in the GA recreational aircraft market segment.

GA aircraft types are divided as fixed-wing and rotary (helicopters) aircraft, and further by how they are powered: jet, turboprops, piston-powered, and electric. For fixed-wing aircraft, which are the only type that CubCrafters produces, the market segments are typically defined by the primary role for the aircraft types or models: recreational (two seats typically), private transport (four to eight seats typically), business jets, agricultural, and aerobatic. The key players currently in each of these segments, as reported to GAMA, include:

· Recreational: American Champion Aircraft, Aviat, CubCrafters, Flight Design, Icon Aircraft, Pipistrel Aircraft, WACO Aircraft

· Private Transport: AVIC General/Cirrus Aircraft, Daher, Diamond Aircraft, Pilatus, Tecnam, Textron Aviation
· Business Jets: Airbus Corporate Jets, Boeing Business Jets, Bombardier, Dassault Aviation, Embraer, Gulfstream Aerospace, Honda Aircraft, Textron Aviation
· Agricultural: Air Tractor, Thrush Aircraft
· Aerobatic: Extra Aircraft, Game Composites

The number of production aircraft delivered per quarter is directly reported to GAMA, optionally by each of the member OEM companies. For first and second quarter of 2022, the following numbers of airplane deliveries were reported publicly by the GAMA, for recreational aircraft OEMs as segmented above:

1. CubCrafters 34 total (Q1-12, Q2-22)
2. Pipistrel Aircraft 20 total (Q1-8, Q2-12)
3. Icon Aircraft 14 total (Q1-4, Q2-10)
4. Flight Design 7 total (Q1-7; Q2-0; located in Ukraine)
5. American Champion 5 total (Q1-0, Q2-5)
6. WACO Aircraft 4 total (Q1-1, Q2-3

Note: Aviat Aircraft did not report.
Our target market is adventure and backcountry pilots seeking high-quality aircraft at a reasonable price. With the addition of our nose-wheel configuration we now have access to 100% of the fixed-wing market. The total addressable market for our products is estimated to grow from $8.1 billion in 2021 to $12.36 billion in 2027.
Refer to Form C for more information.

RISKS & DISCLOSURES

RISK FACTORSThe SEC requires the company to identify risks that are specific to its business and its

financial condition. The company is still subject to all the same risks that all companies in its business, and

all companies in the economy, are exposed to. These include risks relating to economic downturns,

political and economic events and technological developments (such as COVID, supply chain issues,

hacking and the ability to prevent h . . . . . READ MORE

FORM C

CubCrafters Form C   DOWNLOAD

CubCrafters Form C-A 5.2.2023   DOWNLOAD

CubCrafters Form C-A 5.24.2023   DOWNLOAD

DATA ROOM

CubCrafters Subscription Agreement   DOWNLOAD

CubCrafters Pitch Deck   DOWNLOAD

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